SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2007
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of April 2007, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated April 27, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Elena Kinakin
	Name:	Elena Kinakin
	Title:	Vice President Finance and CFO

Dated: April 27, 2007

FOR. IMMEDIATE. RELEASE
Spectrum Signal Processing Announces Arrangement
Receives Court and CFIUS Approvals
Burnaby, B.C., Canada — April 27, 2007 — Spectrum Signal Processing Inc. (“Spectrum”) today announced that the Supreme Court of British Columbia has approved the statutory plan of arrangement (the “Arrangement”) involving Spectrum, its shareholders and Vecima Networks Inc. (“Vecima”). Spectrum also announced that the United States Department of State and the Committee on Foreign Investments in the United States (CFIUS) approved the transaction on April 26, 2007.
The Arrangement was approved by Spectrum shareholders at a special meeting held on April 20, 2007, where more than 92% of Spectrum shareholders represented at the meeting voted to approve the Arrangement.
The transaction is expected to close on May 2, 2007, following which the common shares of Spectrum will be delisted from the Toronto Stock Exchange and Nasdaq.
After closing all Spectrum shareholders will be entitled to receive the consideration they have elected, or are deemed to have elected, to receive for their Spectrum common shares. Such consideration will be the equivalent of Cdn$0.8939 per Spectrum share based on a value per Vecima common share of Cdn$10.06 which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that Spectrum and Vecima executed a non-binding letter of intent. Spectrum shareholders were entitled to elect to receive the consideration in cash, Vecima shares or some combination of cash and Vecima shares, subject to maximum aggregate cash consideration of Cdn$10,075,000 and a maximum of 820,000 Vecima shares. Registered Spectrum shareholders who did not deliver a letter of transmittal and election form to Computershare Investor Services Inc. by 4:00 p.m. (Pacific time) on April 18, 2007 are deemed to have elected to receive consideration comprised of cash of Cdn$0.4915 and 0.04 of one Vecima share for each of their Spectrum shares.
ABOUT VECIMA NETWORKS INC.
Vecima Networks Inc. (TSX: VCM) designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Vecima’s hardware products incorporate original embedded software to meet the complex requirements of next-generation, high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects the system directly to end users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying capacity in legacy, last mile infrastructures. Vecima’s products are directed at three principal markets: Data over Cable, Broadband Wireless and Digital Video. The Company has also developed and continues to focus on developing products to address emerging markets such as Voice over Internet Protocol, fiber to the home and IP video. For more information on Vecima, please visit www.vecimanetworks.com.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by Spectrum’s management and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: viability of business strategy, liquidity and capital resources, the uncertainty surrounding the transaction with Vecima Networks Inc., the disruption to the business related to the pendency of the transaction with Vecima Networks Inc., uncertainty pertaining to Spectrum’s NASDAQ listing, going concern note, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, dependence on third party suppliers, export controls, intellectual property rights, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. Spectrum wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. Spectrum may or may not update these forward-looking statements in the future.

flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Brent Flichel
President and Chief Executive Officer
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com